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January 30, 2018

VIA EDGAR AND HAND DELIVERY

Ms. Suzanne Hayes
Assistant Director

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549

Re:	Sol-Gel Technologies Ltd.

Amendment No. 4 to Registration Statement on Form F-1

Filed January 23, 2018

File No. 333-220234

Dear Ms. Hayes:

On behalf of Sol-Gel Technologies Ltd. (the “Company”), we are transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 29, 2018 with respect to Amendment No. 4 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”), filed on January 23, 2018. This letter is being submitted together with a copy of Amendment No. 5 to the Registration Statement, which was filed on EDGAR on January 30, 2018 and revises the Registration Statement to address the Staff’s comments (the “Amended Registration Statement”). The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Amended Registration Statement that reflect changes made to the Registration Statement.

January 30, 2018 Page 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Collaboration Agreements, page 69

1.	We note your response to our comment issued on January 12, 2018 and note that you received the in-process research and development product candidate from a related party. Pursuant to the transfer of this product candidate from Arkin Dermatology to you, you assumed the obligation for 80% of the clinical study costs. Additionally, we note your disclosure that $5.8 million of an $8.3 million increase on research and development expenses for the nine months ended September 30, 2017 was related to the acquisition of an in-process research and development product candidate. Please present further analysis regarding a requirement to file the agreement pursuant to Item 601(b)(10)(ii)(A).

Response: The Company acknowledges the Staff’s comment and has filed as an exhibit to the Amended Registration Statement the asset transfer agreement between the Company and M. Arkin Dermatology Ltd. (“Arkin Dermatology”) pursuant to which Arkin Dermatology transferred the in-process research and development product candidate to the Company and in which the Company assumed all of Arkin Dermatology’s rights and obligations under the Perrigo Agreement (the “Perrigo Agreement”).

However, the Company respectfully advises the Staff that it believes it is not required to file the Perrigo Agreement pursuant to Item 601(b)(10)(ii)(A). The Company respectfully advises the Staff that all rights, obligations and liabilities under the Perrigo Agreement are to be performed by the Company and Perrigo, an unrelated third party that is in the business of developing, manufacturing and marketing pharmaceutical products. The Company has agreed to be bound by the terms of the Perrigo Agreement in place of Arkin Dermatology. Arkin Dermatology has no continuing rights or obligations under the Perrigo Agreement. The Company acknowledges there may be circumstances under which an immaterial agreement with a third party is nonetheless required to be filed under Item 601 because it was assigned by an affiliate of the registrant; for example, when the affiliate entered into the third-party agreement for the purpose of assigning it to the registrant. Such circumstances are not applicable with respect to the Company and its assumption of the Perrigo Agreement.

The Perrigo Agreement was originally entered into between an affiliate of Arkin Dermatology and Perrigo in 2013. The affiliate of Arkin Dermatology did not enter into the underlying agreement with Perrigo with a view to assign it to the Company. In fact, Arkin Dermatology was not a shareholder of the Company at the time its affiliate entered into the contract with Perrigo in 2013. Further, as disclosed in the Registration Statement, the Perrigo Agreement is consistent with the terms of other collaboration agreements entered into between the Company and Perrigo and other third party collaborators. The Perrigo Agreement is viewed by the Company as an ordinary course of business collaboration agreement between the Company and Perrigo without regard to the asset transfer agreement by the Company and Arkin Dermatology.

Accordingly, the Company believes that the Perrigo Agreement does not constitute a contract to which a director, officer, promoter, voting trustee, security holder named in the Registration Statement, or underwriter is a party, and as such, Regulation S-K Item 601(b)(10)(ii)(A) does not require that the agreement be filed as an exhibit.

January 30, 2018 Page 3

If you have any questions regarding the foregoing response or the enclosed Amended Registration Statement, please do not hesitate to contact me by telephone at (212) 906-2916.

Very truly yours,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:	Alon Seri-Levy, Chief Executive Officer, Sol-Gel Technologies Ltd.

Joshua Kiernan, Latham & Watkins LLP

Gene Kleinhendler, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.